UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 23, 2017

B. RILEY FINANCIAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37503	27-0223495
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

21255 Burbank Boulevard, Suite 400 Woodland Hills, California	91367
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (818) 884-3737

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

 Item 8.01. Other Events.

B. Riley Financial, Inc. (the “Company”) is filing this Current Report on Form 8-K with the Securities and Exchange Commission providing unaudited pro forma consolidated financial statements and explanatory notes as of March 31, 2017, for the three month period ended March 31, 2017 and for the year ended December 31, 2016 (the “Unaudited Pro Forma Statements”) relating to the merger of FBR & Co. (“FBR”) with and into the Company (or a subsidiary of the Company), with the Company (or its subsidiary) as the surviving corporation (the “FBR Merger”), pursuant to an Agreement and Plan of Merger between the Company and FBR dated as of March 15, 2017, and effective as of February 17, 2017 (as amended, modified or otherwise supplemented), filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K on February 21, 2017.

The Unaudited Pro Forma Statements show the impact of the FBR Merger on the historical financial position and results of operations of the Company and FBR. The Unaudited Pro Forma Statements are presented for illustrative purposes only and do not necessarily indicate the financial results of the combined companies had the companies actually been combined at the beginning of the period presented. The Unaudited Pro Forma Statements are attached as Exhibit 99.1 to this Current Report on Form 8-K and are incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit 23.1 99.1

Description

Consent of BDO USA, LLP, FBR & Co.’s independent registered public accounting firm.

Unaudited pro forma consolidated financial statements and explanatory notes relating to the FBR Merger and related transactions as of and for the three month period ended March 31, 2017 and for the year ended December 31, 2016.

Additional Information about the Pending Acquisition of FBR & Co. and Where to Find It

Stockholders are urged to carefully review and consider each of B. Riley Financial, Inc.’s and FBR & Co.’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. In connection with B. Riley Financial, Inc.’s pending acquisition of FBR & Co., B. Riley Financial, Inc. has filed with the SEC a Registration Statement on Form S-4 (the “Registration Statement”) that includes a Joint Proxy Statement of B. Riley Financial, Inc. and FBR & Co. and a Prospectus of B. Riley Financial, Inc. (the “Joint Proxy/Prospectus”), as well as other relevant documents concerning the transaction. Stockholders of B. Riley Financial, Inc. and FBR & Co. are urged to carefully read the Registration Statement and the Joint Proxy/Prospectus regarding the pending acquisition of FBR & Co. in their entirety and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information. The Joint Proxy/Prospectus has been sent to the stockholders of B. Riley Financial, Inc. and FBR & Co. The Joint Proxy/Prospectus and other relevant materials filed with the SEC may be obtained free of charge at the SEC’s Website at http://www.sec.gov. FBR & Co. AND B. RILEY FINANCIAL, Inc. STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY/PROSPECTUS AND THE OTHER RELEVANT MATERIALS BEFORE VOTING ON THE TRANSACTION.

Investors will also be able to obtain these documents, free of charge, from FBR & Co. by accessing FBR & Co.’s website at www.fbr.com under the tab “Investor Relations” or from B. Riley Financial, Inc. at www.brileyfin.com under the tab “Investor Relations.” Copies can also be obtained, free of charge, by directing a written request to B. Riley Financial, Inc., Attention: Corporate Secretary, 21255 Burbank Boulevard, Suite 400, Woodland Hills, California 91367 or to FBR & Co., Attention: Corporate Secretary, 1300 North Seventeenth Street, Arlington, Virginia 22209.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

May 23, 2017	B. RILEY FINANCIAL, INC.

	By:	/s/ Phillip J. Ahn
Name: Phillip J. Ahn Title: Chief Financial Officer and Chief Operating Officer